TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q

El Niño Ventures Update on Exploration Program in the Democratic Republic of Congo (DRC)

o Drill assay results should start coming in by end of January 2008. o Soil sampling program being carried out. o Planning is underway to define 2008 exploration and drilling campaign.

January 18th, 2008, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) announces that the results of the 2007 drill campaign should start coming in by the end of January 2008.

The company has started a soil sampling program to cover the research permits owned by the company. This soil sampling program will focus on new areas of interest identified on the research permits and the results will be incorporated into the 2008 exploration program.

Jean Luc Roy, President of El Nino states, “As of today we have not received any assay results from our 2007 drill campaign but we have received confirmation from ALS Chemex of Johannesburg that our results will start coming in by the end of January 2008. The backlog at the laboratory combined with the slowdown over the holiday period has delayed our results well beyond our expectations. We will publish our results as they are received from ALS Chemex for the benefit of our valued shareholders.”

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to our copper project in the Congo, El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc.

On Behalf of the Board of Directors Jean Luc Roy, President and CEO	Further information: Tel: + 1.604.683.4886 Toll Free: 1.877.895.6466 Fax: +1.604.683.4887 Email: info@elninoventures.com Or visit : www.elninooventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.